Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158418

HEALTHCARE TRUST OF AMERICA, INC.

SUPPLEMENT NO. 1 DATED MARCH 19, 2010
TO THE PROSPECTUS DATED MARCH 19, 2010

This document supplements, and should be read in conjunction with, our prospectus dated March 19, 2010, relating to our offering of up to $2,200,000,000 of shares of common stock. The purpose of this Supplement No. 1 is to disclose:

•	the status of our offerings;

•	selected financial data;

•	our pending property acquisitions;

•	our performance — funds from operations and modified funds from operations;

•	information regarding our distributions; and

•	our property performance — net operating income.

Status of our Offerings

As of March 12, 2010, we had received and accepted subscriptions in our initial public offering for 144,959,351 shares of our common stock, or approximately $1,448,044,000, excluding shares issued under our distribution reinvestment plan. On March 19, 2010, we stopped offering shares of our common stock in our initial public offering.

As of March 19, 2010, $2.0 billion shares are available for sale to the public under this offering, exclusive of shares available under our distribution reinvestment plan.

Selected Financial Data

The following selected financial data should be read with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the notes thereto incorporated by reference into the prospectus. Our historical results are not necessarily indicative of results for any future period.

The following tables present summarized consolidated financial information including balance sheet data, statement of operations data, and statement of cash flows data in a format consistent with our consolidated financial statements.

	December 31,				April 28, 2006
	2009	2008	2007	2006	(Date of Inception)

BALANCE SHEET DATA:
Total assets	$1,673,535,000	$1,113,923,000	$431,612,000	$385,000	$202,000
Mortgage loans payable, net	540,028,000	460,762,000	185,801,000	—	—
Stockholders’ equity (deficit)	1,071,317,000	599,320,000	175,590,000	(189,000)	2,000

				Period from
				April 28, 2006
				Through
	Years Ended December 31,			(Date of Inception)
	2009	2008	2007	December 31, 2006

STATEMENT OF OPERATIONS DATA:
Total revenues	$129,486,000	$80,418,000	$17,626,000	$—
Net Loss	(24,773,000)	(28,409,000)	(7,674,000)	(242,000)
Net loss attributable to controlling interest	(25,077,000)	(28,448,000)	(7,666,000)	(242,000)
Loss per share — basic and diluted(1):
Net Loss	(0.22)	(0.66)	(0.77)	(149.03)
Net loss attributable to controlling interest	(0.22)	(0.66)	(0.77)	(149.03)
STATEMENT OF CASH FLOWS DATA:
Cash flows provided by operating activities	21,001,000	20,677,000	7,005,000	—
Cash flows used in investing activities	(454,855,000)	(526,475,000)	(385,440,000)	—
Cash flows provided by financing activities	524,524,000	628,662,000	383,700,000	202,000
OTHER DATA:
Distributions declared	82,221,000	31,180,000	7,250,000	—
Distributions declared per share	0.73	0.73	0.70	—
Funds from operations	28,314,000	8,745,000	2,124,000	(242,000)
Modified Funds From Operations	48,029,000	8,757,000	2,124,000	(242,000)
Net operating income	84,462,000	52,244,000	11,589,000	—

(1)	Net loss per share is based upon the weighted average number of shares of our common stock outstanding. Distributions by us of our current and accumulated earnings and profits for federal income tax purposes are taxable to stockholders as ordinary income. Distributions in excess of these earnings and profits generally are treated as a non-taxable reduction of the stockholder’s basis in the shares to the extent thereof (a return of capital for tax purposes) and, thereafter, as taxable gain. These distributions in excess of earnings and profits will have the effect of deferring taxation of the distributions until the sale of the stockholder’s common stock.

Pending Property Acquisitions

Set forth below is a description of our pending property acquisitions.

•	On February 10, 2010, we entered into a purchase and sale agreement to acquire the approximately 101,400 square foot Triad Technology Center in Baltimore, Maryland for approximately $29,250,000. The building is 100% leased to the U.S. Government and primarily occupied by the National Institutes of Health (“NIH”).

•	On February 19, 2010, we entered into a purchase and sale agreement to acquire a five building medical office portfolio located in Evansville, Indiana for approximately $45,700,000. The approximately 260,500 square foot portfolio is 100% master-leased to the Deaconess Clinic which is part of the Deaconess Health System, the largest health system in Southern Indiana. Deaconess Health System carries an A+ rating from both Standard & Poor’s and Fitch and is the largest health system in Southern Indiana.

•	On February 22, 2010, we entered into a purchase and sale agreement for approximately $15,300,000 to acquire a three building approximately 53,700 square foot medical office portfolio located in Hilton Head, South Carolina. The portfolio is located less than two miles from the Hilton Head Hospital, a wholly-owned hospital by Tenet Healthcare Corporation. Two of the three buildings in the portfolio are currently 100% occupied, and 35% of the portfolio is occupied by Hilton Head Hospital.

•	On February 24, 2010, we entered into a purchase and sale agreement for approximately $12,400,000 to acquire a three story, approximately 60,300 square foot medical office building in Sugar Land,

Texas. The building is 100% leased with 83% of the space occupied by Texas Children’s Health Centers through 2019.

•	On February 25, 2010, we entered into a purchase and sale agreement for approximately $10,500,000 to acquire an approximately 54,800 square foot medical office portfolio in Pearland, Texas. The portfolio consists of two buildings which are approximately ten miles south of the world-renowned Houston Medical Center and 15 miles south of Houston’s central business district. The buildings are 100% and 98% occupied.

•	On March 2, 2010, we entered into a purchase and sale agreement for approximately $10,000,000 to acquire a 60,800 square foot medical office building located in Mount Pleasant, South Carolina, a suburb of Charleston. The three-story Medical Center at East Cooper is 90% leased and is on the campus of East Cooper Regional Medical Center.

•	On March 3, 2010, we opened escrow with First American Title Company, and on or before March 26, 2010, our subsidiary plans to exercise its call option to buy for $3,900,000 100% of the interest owned by its joint venture partner in HTA — Duke Chesterfield Rehab, LLC. (“Duke”), which owns the Chesterfield Rehabilitation Center.

The completion of each of the pending acquisitions described above is subject to the satisfaction of a number of conditions, and we cannot guarantee that these acquisitions will be completed.

Our Performance — Funds From Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as Funds from Operations, or FFO, which it believes more accurately reflects the operating performance of a REIT. FFO is not equivalent to our net income or loss as determined under generally accepted accounting principles in the United States, or GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment write downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. The use of FFO is recommended by the REIT industry as a supplemental performance measure.

Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO the same way, so comparisons with other REITs may not be meaningful. Factors that impact FFO include non cash GAAP income and expenses, one-time transition charges, timing of acquisitions, yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. Furthermore, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income, as an indication of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions and should be reviewed in connection with other measurements as an indication of our performance. Our FFO reporting complies with NAREIT’s policy described above.

Changes in the accounting and reporting rules under GAAP have prompted a significant increase in the amount of non-operating items included in FFO, as defined. Therefore, we also use modified funds from operations, or MFFO, which excludes from FFO one-time transition charges and acquisition expenses, to further evaluate our operating performance. We believe that MFFO with these adjustments, like those already included in FFO, are helpful as a measure of operating performance because it excludes costs that management considers more reflective of investing activities or non-operating changes. We believe that MFFO reflects the overall operating performance of our real estate portfolio, which is not immediately apparent from reported net loss. As such, we believe MFFO, in addition to net loss and cash flows from operating activities, each as defined by GAAP, is a meaningful supplemental performance measure and is useful in understanding how our management evaluates our ongoing operating performance. Management considers the following items in the calculation of MFFO:

Acquisition expenses:  Prior to 2009, acquisition expenses were capitalized and have historically been added back to FFO over time through depreciation; however, beginning in 2009, acquisition expenses related to business combinations are expensed. These acquisition expenses have been and will continue to be funded from the proceeds of our offerings and not from operations. We believe by excluding expensed acquisition expenses, MFFO provides useful supplemental information that is comparable for our real estate investments.

One-time transition charges:  FFO includes one-time non-recurring charges related to the cost of our transition to self-management. These items include, but are not limited to, additional legal expenses, system conversion costs, non-recurring employment costs, transitional property management costs and duplicative fees that we were contractually required to pay to our former advisor for asset management and property management during the third quarter after we completed our transition to self-management. Because MFFO excludes one-time costs, management believes MFFO provides useful supplemental information by focusing on the changes in our fundamental operations that will be comparable rather than on one-time, non-recurring costs.

The following is the calculation of FFO and MFFO for each of the last four quarters ended December 31, 2009.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2009	2009	2009	2009

Net loss	$(4,364,000)	$(10,074,000)	$(3,535,000)	$(6,800,000)
Add:
Depreciation and amortization — consolidated properties	14,364,000	13,287,000	12,645,000	13,299,000
Less:
Net (income) loss attributable to noncontrolling interest of limited partners	(63,000)	(70,000)	(102,000)	(70,000)
Depreciation and amortization related to noncontrolling interests	(51,000)	(51,000)	(51,000)	(51,000)

FFO attributable to controlling interest	$9,886,000	$3,092,000	$8,957,000	$6,378,000

FFO per share — basic and diluted	$0.07	$0.02	$0.08	$0.08

Acquisition expenses(1)	6,897,000	5,920,000	1,680,000	1,500,000
One-time transition charges(2)	—	2,857,000	286,000	575,000

MFFO attributable to controlling interest	$16,783,000	$11,869,000	$10,924,000	$8,453,000

MFFO per share — basic and diluted	$0.12	$0.10	$0.10	$0.11

Weighted average common shares outstanding —
Basic and Diluted	135,259,514	124,336,078	106,265,880	84,672,174

(1)	Prior to 2009, acquisition expenses were capitalized and have historically been added back to FFO over time through depreciation; however, beginning in 2009, acquisition expenses related to business combinations are expensed. These acquisition expenses have been and will continue to be funded from the proceeds of our offering and not from operations.

(2)	One-time charges relate to the cost of our transition to self-management. These items include, but are not limited to, additional legal expenses, system conversion costs, non-recurring employment costs, transitional property management costs, and duplicative fees that we were contractually required to pay our former advisor for asset management and property management during the third quarter after we completed our transition to self-management.

For the year ended December 31, 2009, MFFO per share has been impacted by the increase in net proceeds realized from our initial offering. For the year ended December 31, 2009, we sold 62,696,000 shares of our common stock, increasing our outstanding shares by 83.1%. The proceeds from this issuance were temporarily invested in short-term cash equivalents until they could be invested in medical office buildings and other healthcare-related facilities at favorable pricing. Due to lower interest rates on cash equivalent investments, interest earnings were minimal. We expect to invest these proceeds in higher-earning medical office buildings or other healthcare-related facility investments consistent with our investment policy to identify high quality investments. We believe this will add value to our stockholders over our longer-term investment horizon, even if this results in less current period earnings. See Note 22 Subsequent Events, to our accompanying condensed consolidated financial statements, for a further discussion of our potential future acquisitions.

Information Regarding our Distributions

If distributions are in excess of our taxable income, such distributions will result in a return of capital to our stockholders. Our distribution of amounts in excess of our taxable income has resulted in a return of capital to our stockholders.

For the year ended December 31, 2009, we paid distributions of $78,059,000 ($39,499,000 in cash and $38,559,000 in shares of our common stock pursuant to the DRIP), as compared to cash flows from operations of $21,001,000. Cash flows from operations was reduced by $15,997,000 and $0 for the years ended December 31, 2009 and 2008 for acquisition-related expenses. Acquisition-related expenses were previously capitalized as a part of the purchase price allocation and have historically been included in cash flows from investing. Excluding such acquisition-related expenses the comparable cash flows from operations for the year ended December 31, 2009 would have been $36,998,000. From inception through December 31, 2009, we paid cumulative distributions of $112,097,000 ($57,765,000 in cash and $54,332,000 in shares of our common stock pursuant to the DRIP), as compared to cumulative cash flows from operations of $48,683,000. Comparable cumulative cash flows from operations would have totaled $65,610,000 under previous accounting rules that allowed for capitalization of acquisition-related expenses, which would therefore have been included in cash flows from investing. The distributions paid in excess of our cash flows from operations were paid using proceeds from our initial offering.

The following presents the amount of our distributions and the source of payment of such distributions for each of the last four quarters ended December 31, 2009:

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2009	2009	2009	2009

Distributions paid in cash	$12,006,000	$11,024,000	$9,156,000	$7,313,000
Distributions reinvested	11,894,000	10,884,000	8,848,000	6,934,000

Total distributions	$23,900,000	$21,908,000	$18,004,000	$14,247,000

Source of distributions:
Cash flow from operations	$5,033,000	$1,718,000	$8,355,000	$5,895,000
Offering proceeds	18,867,000	20,190,000	9,649,000	8,352,000

Total sources	$23,900,000	$21,908,000	$18,004,000	$14,247,000

For the years ended December 31, 2009 and 2008, our FFO was $28,314,000 and $8,745,000, respectively. FFO was reduced by $19,715,000 and $0 for the years ended December 31, 2009 and 2008 for certain one-time, non-recurring transition charges and acquisition-related expenses. Acquisition-related costs were previously capitalized as part of the purchase price allocations and have historically been added back to FFO over time through depreciation. For the years ended December 31, 2009 and 2008 we paid distributions of $78,059,000 and $28,042,000, respectively. Such amounts were covered by FFO of $28,314,000 and $8,745,000, respectively, which is net of the one-time transition charges and acquisition-related costs of $19,715,000 and $0, respectively. The distributions paid in excess of our FFO were paid using proceeds from our initial offering. Excluding such one-time non-recurring transition charges and acquisition-related costs FFO would have been $48,029,000 and $8,745,000, respectively.

Our Property Performance — Net Operating Income

As of December 31, 2009, we had made 53 geographically diverse acquisitions, compared to 41 acquisitions as of December 31, 2008. The aggregate occupancy for the properties remained consistent at 91% as of December 31, 2009 and as of December 31, 2008.

The aggregate net operating income for the properties for the year ended December 31, 2009 was $84,462,000 compared to $52,244,000 for the year ended December 31, 2008.

Net operating income is a non-GAAP financial measure that is defined as net income (loss), computed in accordance with GAAP, generated from properties before interest expense, general and administrative expenses, depreciation, amortization and interest and dividend income. We believe that net operating income provides an accurate measure of the operating performance of our operating assets because net operating income excludes certain items that are not associated with management of the properties. Additionally, we believe that net operating income is a widely accepted measure of comparative operating performance in the real estate community. However, our use of the term net operating income may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount.

To facilitate understanding of this financial measure, a reconciliation of net loss to net operating income has been provided for the years ended December 31, 2009, 2008 and 2007.

	Years Ended December 31,
	2009	2008	2007

Net loss attributable to controlling interest	$(25,077,000)	$(28,448,000)	$(7,666,000)
Add:
General and administrative	12,285,000	3,261,000	1,335,000
Asset management expenses	3,783,000	6,177,000	1,590,00
Acquisition expenses	15,997,000	122,000	372,000
Depreciation and amortization	53,595,000	37,398,000	9,790,000
Interest expense	23,824,000	34,164,000	6,400,000
Less:
Noncontrolling interest of limited partners	304,000	39,000	(8,000)
Interest and dividend income	(249,000)	(469,000)	(224,000)

Net operating income	$84,462,000	$52,244,000	$11,589,000